March 4, 2015

Mark Cowan Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:           LoCorr Investment Trust – LoCorr Multi-Strategy Fund

Dear Mr. Cowan:

On December 19, 2014, LoCorr Investment Trust (the "Registrant" or the “Trust”), on behalf of LoCorr Multi-Strategy Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 19 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  Mark Cowan provided the following comments on January 30, 2015 to the Registration Statement by phone to Andrew Davalla.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1.	Please provide or finalize all missing or bracketed information in the fee table.

Response.	Missing or bracketed information will be provided or finalized.

Comment 2.	Please have “Acquired Fund Fees and Expenses” appear as a separate line item in the fee table.

Response.	The requested change has been made.

Comment 3.	Please delete Footnote 2 below the fee table.

Response.	The requested change has been made.

Comment 4.	Please confirm that the expense examples reflect the duration of the expense limitation agreement.

Response.	The Registrant confirms that the expense examples reflect the duration of the expense limitation agreement.

Comment 5.	Please disclose that the Fund’s turnover rate is not yet available.

March 4, 2015

Response.	The requested disclosure has been added.

Comment 6.	Please provide additional disclosure regarding the structures of master-limited partnerships and royalty trusts.

Response.	The following disclosure has been added:

MLPs are publicly traded partnerships engaged in the transportation, storage and processing of natural resources and minerals. Royalty trusts are publicly traded trusts that passively manage royalties and interests in a fixed pool of assets, such as oil and gas producing properties.
Comment 7.	Please confirm that the Fund disclosure regarding its use of derivatives is in line with Barry Miller’s letter dated July 30, 2010.

Response.	The Registrant confirms that the disclosure regarding the Fund’s use of derivatives is in line with Barry Miller’s letter.

Comment 11.	Please consider changing the description of the principal investment strategies used by the Fund from the “following strategies” to “four strategies.”

Response.	The requested change has been made.

Comment 12.	Please provide additional disclosure with respect to “long/short.”

Response.	The following disclosure has been added:

Short positions involve selling a security that the Fund does not own in anticipation that the security’s price will decline.

Comment 13.	Please provide additional or revised disclosure to differentiate between the Fund’s managed futures and commodities strategies.

Response.	The Registrant respectfully declines to amend the existing disclosure.

Comment 14.	Please clarify that the Fund’s controlled foreign corporation is a foreign entity and organized under the law of the Cayman Islands/

Response.	The following disclosure has been added:

The Subsidiary is a foreign entity organized under the laws of the Cayman Islands.

Comment 15.	Please move the disclosure regarding the Fund’s exemptive order from Item 4 to Item 10

March 4, 2015

Response.	The requested change has been made.

Comment 16:	Please consider moving the descriptions of the respective sub-advisers’ investment process to the strategy sections that each will sub-advise.

Response:	The requested change has been made.

Comment 17:	Please consider deleting ABS, MBS and CMBS risk if it is not appropriate for the Fund.

Response:	ABS, MBS and CMBS risk is appropriate for the Fund.

Comment 18:
Please disclose in the “Temporary Investments” section of the prospectus that investing in such high-quality short-term debt securities and money market instruments is inconsistent with the Fund’s investment strategies.

Response:	The requested disclosure has been added.

Comment 16:
Please confirm that the performance records related to the prior performance of the sub-advisers have been maintained and are available in accordance with Rule 204(2)(a)(16) of the Investment Advisers Act of 1940.

Response:	The Registrant so confirms.

Comment 17:	Please confirm that the prior performance shown is net of all fees including management, tax, services and accounting fees.

Response:	The Registrant confirms that the prior performance will be shown net of all fees including management, tax, services and accounting fees.

Comment 18:	If the fees of the strategy are less that the Fund’s fees, please disclose that fund’s performance would have been lower that the strategy’s performance.

Response:	The requested disclosure will be made.

Comment 19:	Please provide prior performance through December 31, 2014.

Response:	The requested change will been made.

Comment 20:	Please confirm that the Fund will take into account the concentration of affiliated and non-affiliated investment companies in which it will invest.

March 4, 2015

Response:	The Registrant confirms that the Fund will take into account the concentration of affiliated and non-affiliated investment companies in which it will invest.

Comment 21:	Please confirm that the Fund’s policy with respect to illiquid securities does not solely apply at the time of purchase.

Response:	The Registrant confirms that Fund’s policy with respect to illiquid securities does not solely apply at the time of purchase.

Comment 22:	Please identify the ratings agencies which will receive the Fund’s portfolio holdings.

Response:	The following disclosure has been added:

Such ratings agencies include Lipper, Morningstar, Standard & Poors, Thomson Reuters, Bloomberg and Vickers.

Comment 23:	Please confirm the end date of the contractual expense limitation period.

Response:	The end date has been confirmed as April 30, 2016.

*           *           *           *           *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla